Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
AFC Enterprises, Inc.:

We consent to the incorporation by reference in the registration statements (Nos. 333-86914) on Form S-3 and (Nos. 333-56444 and 333-98867) on Form S-8 of AFC Enterprises, Inc. (the “Company”) of our report dated March 25, 2005 with respect to the consolidated statements of operations, changes in shareholders’ equity, and cash flows for the year ended December 26, 2004 of AFC Enterprises, Inc. and subsidiaries, which report appears in the December 31, 2006 annual report on Form 10-K of AFC Enterprises, Inc.

Our report dated March 25, 2005 contains an explanatory paragraph that states that effective December 29, 2003 the Company adopted the provisions of Financial Accounting Standards Board Interpretation No. 46R, Consolidation of Variable Interest Entities.

/s/  KPMG LLP

Atlanta, Georgia
March 14, 2007